                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.___)*


                            Merchants Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  588539106
                           ----------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
           10 South Broadway, Suite 2000, St. Louis, Missouri 63102
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   12/12/96
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /XX/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 6 Pages

                                 SCHEDULE 13D


CUSIP NO.   588539106                            PAGE  2    OF  6     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil
         SSN:  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            155,800, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        155,800, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         155,800
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.08%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 588539106                                                Page 3 of 6



ITEM 1.  Security and Issuer.

         The Reporting Person is the holder of shares of the Common Stock, par value $.01 ("Stock"), of Merchants Group, Inc., a Delaware corporation (the "Issuer"), 250 Main Street, Buffalo, New York 14202.

ITEM 2.  Identity and Background.

         (a)     John D. Weil ("Reporting Person");

         (b)     200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

         (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102;

         (d)     No;

         (e)     No;

         (f)     U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.

         All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted on the American Stock Exchange.

ITEM 4.  Purpose of the Transaction.

        The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 588539106                                               Page 4 of 6


(e) any other material change in the Issuer's business or corporate structure;

(f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(i)      any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

(a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 155,800 shares of Stock in the manner hereinafter described:

                                                                                              Percentage of
                                                        Relationship to        Number of       Outstanding
               Shares Held in Name of                   Reporting Person        Shares          Securities
               ----------------------                   ----------------        ------          ----------
 Woodbourne Development, L.P.                        Partnership
                                                     Controlled by
                                                     Reporting Person           150,800            4.92%
 Victoria L. Weil                                    Daughter                     3,000             .10%
 Gideon J. Weil                                      Son                          1,000             .03%
 Clayton Management Company                          Corporation
                                                     Controlled by
                                                     Reporting Person            1,000             .03%
                                                                                -------          ------
 TOTAL                                                                          155,800           5.08%
                                                                                =======           =====

    The foregoing percentages assume that the Issuer has 3,064,000 shares of Stock outstanding.

    All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. All shares held in the name of the corporation controlled by the

CUSIP NO. 588539106                                              Page 5 of 6


Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is trustee, or in the name of the partnership controlled by the Reporting Person, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

    AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

    (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

    (c)

                                                                                 Net
                                                                                Price
                                                                 Number of       Per             Transaction
             Purchase in the Name of                  Date         Shares       Share            Made Through
             -----------------------                  ----         ------       -----            ------------
 John D. Weil                                       10/14/96       2,000(1)    18.500        Goldman Sachs & Co.
 RKW Management Services, L.P.                      10/16/96       2,000(1)    18.625        Goldman Sachs & Co.
 Richard K. Weil, Jr.                               10/16/96       2,000(1)    18.625        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           11/5/96          600       18.500        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           12/2/96          500       18.250        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           12/10/96         400       18.250        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           12/12/96       4,200       18.250        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           12/13/96         900       18.250        Goldman Sachs & Co.
 Woodbourne Partners L.P.                           12/16/96       2,000       18.375        Goldman Sachs & Co.

    (1) On November 1, 1996, the shares purchased in these transactions were transferred to Woodbourne Partners, L.P.

    (d)    Not applicable.

    (e)    Not applicable.

CUSIP NO. 588539106                                                  Page 6 of 6


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is the sole shareholder, director and officer of the corporation mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of any trusts mentioned in Item 5.

ITEM 7.  Material to be Filed as Exhibits.

    None.


    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        /s/ John D. Weil
                                                    ---------------------------
                                                        John D. Weil

                                                        December 17, 1996